Filed by Aries I Acquisition Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Aries I Acquisition Corporation

Commission File No.: 001-40421

Date: August 3, 2022

InfiniteWorld Recruits Seasoned Tech Veteran, Alan Krassowski, as Chief Technology Officer

With Over 30 Years in Software Engineering and Architecture, Krassowski Brings Specialty Experience in Software Security, Secure Smart Contracts, Blockchain and Other Forward-Thinking Technologies to Further Strengthen the Company's Internal Teams

MIAMI--(BUSINESS WIRE)--Infinite Assets, Inc. (“InfiniteWorld”), a Web3 and Metaverse infrastructure company that enables brands and creators to create, monetize and drive consumer engagement with digital content, today announced that the company has hired Alan Krassowski as the Company's new Chief Technology Officer— replacing Lucas Henning, who will become Chief Technology Officer at Suku, InfiniteWorld’s Web3 partner. Henning will also act as senior advisor to InfiniteWorld and work with Krassowski as he transitions into the CTO role.

"I'm excited to be a part of the InfiniteWorld team," said Alan Krassowski, Chief Technology Officer at InfiniteWorld. "The paradigm shifts happening in the tech world right now are something I’m passionate about, and I greatly admire how InfiniteWorld is playing a significant role in the exciting transition into Web3. I've been a part of many high-caliber, high-performing teams throughout my career. I look forward to bringing that expertise to this role and becoming a valuable asset to InfiniteWorld in order to further build out our world-class solutions and lead the company to its full potential."

Prior to InfiniteWorld, Krassowski served as CTO, Chief Architect, VP of Technology, and Senior Director of Engineering at global companies such as ConsenSys Capital, Intel Security, Symantec, Cylance and Kiva. In his new role, Krassowski will replace his predecessor, Henning, who will move on to become the full-time CTO at Suku.

"I have the utmost faith in Alan's expertise and ability to lead the InfiniteWorld team and continue to drive innovation for the company," said Lucas Henning, Chief Technology Officer at Suku. "I couldn't be prouder of the work we've done over the last year, and I look forward to working side-by-side with Alan in my new role at Suku as we work with InfiniteWorld to take Web3 to the next level."

As one of the Co-Founders of InfiniteWorld, Henning has played a pivotal role in defining InfiniteWorld's technical vision. He has been driving the conception, architecture, and technical implementation of InfiniteWorld's solutions such as InfiniteWorld's NFT marketplace, TextMeNFT, and NFT Grade. Henning will remain involved as a Senior Advisor to the CTO and collaborate with the Company in his role as the CTO of Suku.

“The strength of our team lies in the passion and experience we all bring to the table,” said Brad Allen, Chief Executive Officer at InfiniteWorld. “Alan is inheriting a strong and innovative team of engineers who’ve been led well by Lucas up to this point. I have no doubts both of these CTO transitions will lead to the benefit and growth of InfiniteWorld and we will bring more brands and creators into the Metaverse.”

About InfiniteWorld

InfiniteWorld is a leading Web3 and Metaverse infrastructure company that enables brands and creators to create, monetize, and drive consumer engagement and experiences with digital content. InfiniteWorld is poised to become a publicly traded company through a business combination with Aries I Acquisition Corporation (Nasdaq: RAM), a special purpose acquisition company. The company has been highly sought after by brands and creators for its ability to create immersive programs around NFTs and other digital assets that offer high-level experiences and engagement for their consumers and communities.

About Aries I Acquisition Corporation

Aries I Acquisition Corporation (NASDAQ: RAM) was founded by its Chairman, Thane Ritchie. Aries is a special purpose acquisition company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. On December 13, 2021, Aries and InfiniteWorld announced that they had entered into a definitive business combination agreement. Closing of the business combination is subject to customary closing conditions including the approval of the shareholders of Aries.

For materials and information, visit https://www.infiniteworld.com/ for InfiniteWorld and https://www.ariescorp.io/ for Aries.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Aries or InfiniteWorld, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed business combination, Aries intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of Aries, and after the registration statement is declared effective, Aries will mail a definitive proxy statement/prospectus relating to the proposed business combination to its shareholders and InfiniteWorld’s shareholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Aries’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about InfiniteWorld, Aries and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Aries as of a record date to be established for voting on the proposed business combination. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Aries I Acquisition Corporation, 23 Lime Tree Bay, P.O. Box 1569 Grand Cayman, Cayman Islands.

Participants in the Solicitation

Aries and InfiniteWorld and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Aries’ shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Aries’ shareholders in connection with the proposed business combination will be set forth in Aries’ registration statement on Form S-4, including a proxy statement/prospectus, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Aries’ directors and officers in Aries’ filings with the SEC and such information will also be in the Registration Statement to be filed with the SEC by Aries, which will include the proxy statement/prospectus of Aries for the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Aries’ and InfiniteWorld’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the satisfaction of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Aries’s and InfiniteWorld’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive business combination agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Aries and InfiniteWorld following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Aries and InfiniteWorld, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on InfiniteWorld’s business and/or the ability of the parties to complete the proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations; (9) the possibility that InfiniteWorld or Aries may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in the final prospectus of Aries for its initial public offering, including those under “Risk Factors” therein, and in Aries’ other filings with the SEC. Aries cautions that the foregoing list of factors is not exclusive. Aries cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Aries does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Contacts

Media Contact(s):
Nicole Rodrigues
NRPR Group - for InfiniteWorld
nicole@nrprgroup.com

Keil Decker
ICR for InfiniteWorld and Aries
(646) 677-1806
Keil.Decker@icrinc.com

Investors
Ashley DeSimone
ICR for InfiniteWorld and Aries
(646) 677-1827
Ashley.DeSimone@icrinc.com